Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-256560 on Form N-2 of our report dated May 27, 2022, relating to the consolidated financial statements and consolidated financial highlights of Barings Private Equity Opportunities and Commitments Fund (formerly known as MassMutual Access Pine Point Fund) appearing in the Annual Report on Form N-CSR of MassMutual Access Pine Point Fund for the period from January 7, 2022 (commencement of operations) through March 31, 2022, and to the references to us under the headings "Financial Highlights" and "Independent Registered Public Accounting Firm; Legal Counsel" in the Prospectus and "Independent Registered Public Accounting Firm; Legal Counsel" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, MA

December 16, 2022